[URS Corporation Letterhead]

December  1,  2005

Via Facsimile and EDGAR
Pamela A. Long
Assistant Director
Andrew P. Schoeffler
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010
Re:    URS Corporation
          Registration Statement on Form S-3
          File No. 333-129266
Ladies and Gentlemen:
The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (No. 333-129266) (the “Filing”) to become effective at 11:00 a.m., Eastern Standard Time, on December 5, 2005, or as soon thereafter as practicable.
In connection with this request, the undersigned registrant hereby acknowledges that:
             (i)       should the Commission or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;
             (ii)       the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and the accuracy of the disclosure in the Filing; and
             (iii)       the undersigned registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

URS Corporation

By:	/s/ Joseph Masters
Joseph Masters Vice President and General Counsel
cc:        Samuel M. Livermore, Esq., Cooley Godward LLP
             Virginia C. Edwards, Esq., Cooley Godward LLP